UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15/A
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-29295

AMMO, INC.
(Exact name of registrant as specified in its charter)

6401 E. Thomas Road, #106 Scottsdale, Arizona 85251 (480) 947-0001
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, no par value
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of records as of the certification or notice date:  76

AMMO, Inc.  ("AMMO") hereby requests immediate reinstatement of the reporting requirements under Section 12(g) and Section 15(d) under the Securities Exchange Act of 1934, which was filed with the Commission on January 30, 2017 (the "Form 15").  AMMO believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors as the Form 15 was filed in error. Although AMMO filed a Form 8-A12B on June 17, 1997, AMMO's prefix commission file number still remains at 333.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 6, 2017	By:	/s/ Fred W. Wagenhals
	Name:	Fred W. Wagenhals
	Title:	Chief Executive Officer